CASTLE METALS CORPORATION

CDNX : CI

02034642

SUPPL

02 JUN -5 AM 11:07

May 21, 2002

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Mesdames/Sirs:

Corporation: ***Castle Metals Corporation***
Mailing Date: ***May 16, 2002***

Pursuant to National Policy Statement No. 41 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- 1st Quarter Report for the Period Ending March 31, 2002.

Yours truly,

CASTLE METALS CORPORATION

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Debra Watkins
Corporate Secretary

dlw 6/12

:cn/encl

Copy to: Pacific Corporate Trust Company
Dale, Matheson, Carr-Hilton
Securities & Exchange Commission (File No. 12G #82-2472)
Morton & Company

1255 West Pender Street, Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

CASTLE METALS CORPORATION
STATEMENT OF DEFICIT
For the Three Months Ending March 31, 2002 and 2001
(Unaudited)

	Mar 31, 2002	Mar 31, 2001
DEFICIT, beginning of period	$ 21,827,410	$ 18,262,233
NET LOSS FOR THE PERIOD	18,653	30,044
DEFICIT, end of period	21,846,063	18,292,277

CASTLE METALS CORPORATION
STATEMENT OF OPERATIONS
For the Three Months Ending March 31, 2002 and 2001
(Unaudited)

	3 months Ended Mar 31, 2002	3 months Ended Mar 31, 2001
ADMINISTRATIVE EXPENSES		
Accounting, audit and legal	7,920	9,820
Amortization	2,179	3,458
Bank charges and interest	60	12
Consulting	-	6,000
Filing & transfer agent fees	949	1,068
Management fees	7,500	7,500
Office rent and operations	61	2,207
	18,669	30,066
LOSS BEFORE OTHER ITEMS	18,669	30,066
OTHER ITEMS		
Interest income	(16)	(22)
Loss on sale of marketable securities		
Writeoff of accounts payable		
	(16)	(22)
NET LOSS FOR THE PERIOD	18,653	30,044
LOSS PER SHARE	$ 0.001	$ 0.002

CASTLE METALS CORPORATION
STATEMENT OF CASH FLOWS
For the Three Months Ending March 31, 2002 and 2001
(Unaudited)

	3 months Ended Mar 31, 2002	3 months Ended Mar 31, 2001
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	$ (18,653)	$ (30,044)
Items not affecting cash:		
Amortization	2,179	3,458
	(16,474)	(26,586)
Net change in non-cash working capital items	16,837	19,924
	363	(6,662)
INCREASE (DECREASE) IN CASH	363	(6,662)
CASH, beginning of the period	329	13,976
CASH, end of period	$ 692	$ 7,314

CASTLE METALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Three Months Ending March 31, 2002 and 2001
(Unaudited)

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1. Nature of Operations

The company is primarily engaged in the acquisition, exploration and development of mineral properties. Funding for operations is obtained through public and private share issuances.

2. Accounting Policies

These interim financial statements should be read in conjuction with the annual financial statements as at December 31, 2001. The accounting policies and methods have not changed.

Castle Metals Corporation
For the Three Months Ended March 31, 2002
Schedule "B"

1. **Related Party Transactions**

a) Amounts paid to a corporation with Directors in Common

Accounting Fees	$ 7,500
Management Fees	$ 7,500

2. a) Securities Issued During the Period: Nil

b) Options Granted During the Period: Nil

c) Options Cancelled/Expired During the Period: Nil

3. a) Authorized Capital 100,000,000 Common Shares, no par value
Issued and Outstanding 18,154,260 Common Shares for $21,001,920

b) Outstanding Options:

Name	Number of Shares	Exercise Price	Expiry Date
Director	465,882	$0.15	05/11/2005
Employee	80,000	0.15	05/11/2005
Consultant	225,000	0.15	05/11/2005
Director	500,000	0.10	11/01/2006
Consultant	350,000	0.10	11/01/2006

Outstanding Share Purchase Warrants:

No. of Warrants	Exercise Price	Expiry Date
4,470,000	$0.20	7/12/02
397,000	0.20	7/12/02
190,000	0.10	6/18/03

c) Shares in Escrow - NIL

d) Directors/Officers:

Donald Sheldon – President/Director
Eugene Beukman - Director
Gordon Keevil – Director
Debra Watkins – Secretary

CASTLE METALS CORPORATION
PRESIDENT'S REPORT
FOR THE FIRST QUARTER ENDED MARCH 31, 2002
Schedule "C"

TO OUR SHAREHOLDERS:

Description of Business

CASTLE METALS CORPORATION (the "Issuer") was incorporated pursuant to the laws of British Columbia on February 19, 1987 under the name of Castle Minerals Inc. by Memorandum of Articles filed with the Registrar of Companies for British Columbia. On January 27, 1995, pursuant to a special resolution passed on November 22, 1994, the Issuer changed its name to Castle Rock Exploration Corp. and amended its Memorandum accordingly. On August 24, 1998, pursuant to a special resolution of the Issuer's shareholders passed on June 19, 1998, the Issuer changed its name to Castle Metals Corporation and amended its Memorandum accordingly. The Issuer does not have any subsidiaries.

The Issuer was established in 1987 to engage in the acquisition, exploration and development of mineral properties. The Issuer became a reporting issuer in British Columbia on August 4, 1988 and had its shares listed, posted and called for trading on the Canadian Venture Exchange (the "Exchange") on February 16, 1989. Subsequently, the Issuer became a reporting issuer in Ontario. The President of the Issuer joined the Board of Directors and has had an active role with the Issuer since March 1994.

During the past five years, the Issuer acquired several mineral properties outright through staking or purchase and entered into option agreements to earn interests in several others. The Issuer subsequently abandoned and/or disposed of its interest in several of its mineral properties. Currently, the Issuer owns or holds options to acquire interests in the following properties:

a) The Issuer holds a 70% interest in 532 claims located in the Okak Valley of Labrador.
b) The Issuer holds a 37.5% interest in the Elk 1 to 12 modified grid mineral claims ("Elk 1 to 12 Claims") also located in Wells - Barkerville gold mining camp.
c) The Issuer holds a 100% interest by staking the Grub 40 and Grub 41 Claims ("Grub 40 and Grub 41 Claims") located south of the historic town of Stanley in the Barkerville gold mining camp.
d) As of October, 2001, the Issuer holds a 65% interest in 7 mineral claims in three separate hardrock properties located in the Cariboo and Omineca Mining Division, British Columbia, collectively referred to as the Nechako Gold Properties.

Wells/Barkerville Area of B.C.

A key focus of the Barkerville Gold Project Y2K exploration program was delineating mineralization on the Grub group of mineral claims located south of the former townsite of Stanley, BC. The Stanley property straddles the upper reaches of Lightening Creek, which was historically one of the most prolific gold producing streams in the district. The geological setting is analogous to rocks in the Wells-Barkerville area and consists of interbedded sequences of muscovite schist, quartzite and phyllite. The Lightening Creek anticline lies parallel to the creek with zones of strong deformation and alteration exposed in the overturned southern limb.

The Stanley property is located in the historic Cariboo Gold District of central BC, where more than 3.2 million ounces of gold have been recovered form placer and hardrock mines. The area covered by the Grub claims was actively mined during the Cariboo Gold Rush. Approximately 250,000 ounces of gold was recovered from gravels along Lightening Creek and tributaries. A bedrock source for this gold has, as yet, not been identified.

CASTLE METALS CORPORATION
PRESIDENT'S REPORT FOR THE 1st QUARTER ENDED MARCH 31, 2002
Schedule "C"

Discussion of Operations and Financial Condition
The Company's working capital deficiency as at March 31, 2002 was $214,165, compared with $197,692 as at December 31, 2001.

The Company's historical capital needs have been met by equity financing and the exercise of stock options. The Company will require additional financing to fund any additional work programs or development work. In light of ever changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Company.

The Company had a net loss of $18,653 for the three months ended March 31, 2002 compared with $30,044 for the three months ended March 31, 2001.

The foregoing discussion and analysis of the results of operations of the Company for the 2002 and 2001 fiscal years should be read in conjunction with the financial statements of the Company and notes thereto. There have been no major changes in accounting policies during the two-year period.

Transactions with Related Parties
Please see Schedule B.

Subsequent Events

The Company announced on April 19, 2002 that at its upcoming Annual and Special Meeting, to be held on June 19, 2002, shareholders will be asked to approve a consolidation and re-organization of the shares of the Issuer, in order to make its shares more attractive to investors in any future financing which may be undertaken by the Issuer.

The Directors of Castle Metals believe that the Issuer's shares should be consolidated on a 10:1 basis. In order to avoid public confusion as a result of pre-consolidated and post-consolidated shares of the Issuer being issued, shareholders will be asked to approve a change of name from "Castle Metals Corporation" to "New Castle Ventures Ltd.", or such other name as may be approved by the TSX Venture Exchange and the Registrar of Companies.

Financings, Principal Purposes and Milestone
There have been no financings during this fiscal quarter.

Liquidity and Solvency
The Company's ability to meet its obligations and maintain operations is contingent upon financing arrangements and the support of its creditors.

On Behalf of the Board of Directors

Donald R. Sheldon
President